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                             July 26, 2022

       Douglas R. Lebda
       Chief Executive Officer
       LendingTree, Inc.
       1415 Vantage Park Dr., Suite 700
       Charlotte, North Carolina 28203

                                                        Re: LendingTree, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-34063

       Dear Mr. Lebda:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ending December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years ended December 31, 2021 and 2020, page 38

   1. We note that you disclose in your quarterly earnings releases that through March 31,
                                                        2021, 22.1 million
consumers have signed up for MyLendingTree compared to 21 million through December 31,
2021. We also note discussion and questions of underlying
                                                        operating trends and
metrics from your quarterly earnings calls driving financial results including product
revenues, approvals, volumes, and credit scores. To provide investors with insight into the
drivers of period over period operating trends, please enhance future filings to provide
underlying operating metrics to support your operating performance and trends. Refer to Items
303(a) and 303(b)(2)(ii) of Regulation S-K. Please provide us with your proposed
disclosure.
 Douglas R. Lebda
FirstName  LastNameDouglas R. Lebda
LendingTree,  Inc.
Comapany
July       NameLendingTree, Inc.
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
2. We note that you disclose on page 39 total advertising expense of $716,639,000 for the year ended December 31, 2021 which appears to be the same amount as variable marketing expense, a non-GAAP measure presented on page 8 of your earnings release for the fourth quarter of 2021. Please address the following:
             Tell us whether total advertising expense is a GAAP amount and reconcile it for us to your selling and marketing expense on your statement of operations.
             Tell us why your total adverting expense and your variable marketing expense for
              2021 are the same and explain why the latter is a non-GAAP measure.
             Tell us your consideration for disclosing variable market expense and the related variable marketing margin in your annual and quarterly reports given your apparent use of these measures in evaluating operating performance.

Notes to Consolidated Financial Statements
Note 8 - Equity Investment, page 68

3. Please tell us how your accounting for the Stash Financial, Inc. (Stash) equity investment at cost and being "subsequently marked to market upon observable market events"
         complies with the guidance in ASC 321-10-35-2 and 35-3. In your response, specifically address the following:
             Explain what you mean by "observable market events."
             Tell us whether observable market events include the impairment indicators identified in ASC 321-10-35-2 and, if so, how company specific events such as potential deteriorating earning performance is both "observable" and a "market event."
             Confirm for us that you considered all impairment indicators, including those identified in ASC 321-10-35-3, whether driven by Stash-specific events or overall economic environmental factors in assessing impairment at December 31, 2021 and
              March 31, 2022. If not, tell us whether inclusion of Stash-specific factors would impact your impairment assessment at those dates.
             Explain what you mean by "marked to market" given that there is no active market for Stash's equity and your use of the word "market" does not appear to be consistent with the definitions in the Master Glossary of the FASB Codification.
             Given your acquisition of a second equity investment without a readily determinable fair value in January 2022, tell us your consideration for including a policy statement that you carry these investments at cost minus impairment plus/minus observable price changes in orderly transactions for identical or similar investments of the same issuer.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Douglas R. Lebda
LendingTree, Inc.
July 26, 2022
Page 3

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
with any questions.



FirstName LastNameDouglas R. Lebda                     Sincerely,
Comapany NameLendingTree, Inc.
                                                       Division of Corporation
Finance
July 26, 2022 Page 3                                   Office of Finance
FirstName LastName